SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated July 30, 2007 with the report for the twelve-month period ended on June 30, 2007 and June 30, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated July 30, 2007, the Company filed the report for the twelve-month period ended on June 30, 2007 and June 30, 2006 requested by Section 62 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such twelve-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2007 and 2006

1. Period Results

(twelve-month period ended on June 30, 2007 and 2006)

	In thousands of Ps.
	06/30/07	06/30/06
Ordinary	107,097	96,573
Extraordinary	—	—
Period Profit	107,097	96,573

2. Net Worth Composition

Subscribed Capital	464,969	435,448
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	684,241	659,911
Legal Reserve	24,276	19,447
Reserve for new projects	91,744	—
Retained Earnings	107,097	96,573

Total Net Worth	1,646,714	1,485,766

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized stock capital of the Company was Ps. 464,969,156. Its share composition is divided into 464,969,156 of non endorsable registered common shares face value Ps. 1 each, and with one vote each, which are not held by shareholders or groups of control.

The Company’s major shareholder is Cresud S.A.C.I.F.yA. (“Cresud”) with 116,305,767 shares, representing 25.0% of the Company’s outstanding capital stock.

As of June 30, 2007, not taking into consideration Cresud’s holdings, our shareholders had 348,663,389 ordinary shares, with a face value of Ps. 1 and the right to one vote, representing 75.0% of the Company’s outstanding capital stock.

On November 2002, the Company issued Convertible Notes with Warrants to buy additional shares. If all the holders of Company’s Convertible Notes would exercise its conversion right, the amount of shares would rise to 499,657,130; and if all the Company’s shareholders would exercise their warrants, the amount of shares would rise to 578,971,656.

Taking into consideration Cresud’s holdings as of June 30, 2007, if Cresud and all other shareholders converted all their Convertible Notes, Cresud’s holdings would increase to 138,324,116 shares, representing 27.7% of the Company’s outstanding capital stock; and if Cresud and all other shareholders exercised their Warrants, Cresud’s holding would increase to 198,797,530, representing 34.3% of the Company’s capital stock.

Among the activities developed during the fiscal year, the following may be highlighted:

•	The net income of the fiscal year ended on June 30, 2007 was increased 10.9% from Ps. 96.6 million to Ps. 107.1 million. EBITDA was Ps. 293.0 million, 8.5% higher than the previous fiscal year.

•

The Company’s sales increased 27.9% from Ps. 577.7 million to 738.8 million. Participation of the various segments in net sales for the fiscal year 2007 was as follows: shopping centers, Ps. 270.3 million; hotels, Ps. 122.7 million; sales and development, Ps. 75.8 million; offices and rental properties, Ps. 55.7 million; credit card operations, Ps. 212.9 million; and financial operations and other, Ps. 1.4 million.

•

All business segments have increased its sales this fiscal year, except for the Sales and Development segment, due to the fact that the Company made less swaps of plots of land, as is the Company’s intention to develop its own plots of land and to that effect it has to keep such plots of land in its portfolio.

•

Even though the operating result has decreased 1.5% from Ps. 201.6 million to 198.5 million, once the Sales and Development segment is excluded from the operating result calculation and the only segments taken into consideration are those that generate a continuous cash flow (such as Office Rent, Shopping Centers, Hotels, Credit Cards and Financial Operations), the operating result amounts to Ps. 192.4 million, a 22.44% increase from last year. In addition, EBITDA from these segments (excluding Sales and Development) shows and increase of 27.3% from Ps. 225.3 million to Ps. 286.7 million, superior to the 8.5% previously disclosed.

•

Occupancy at the Company’s shopping centers reached 97.0%, while sales from its tenants were increased 24.3%. The operating result from the Shopping Center segment increased 18.2% from Ps. 105.6 million to Ps. 124.8 million.

•

On December, 2006 the Company started operating the tenth shopping mall. Located in Villa Cabrera in the city of Córdoba, Province of Córdoba, Córdoba Shopping is a 35,000 square meters mall, with 106 commercial sites, 12 movie lounges and 1,500 parking spaces. In addition, throughout subsidiaries, the Company has started the construction of a shopping mall in the neighborhood of Saavedra, in the city of Buenos Aires, in the intersection of avenues Panamericana and General Paz.

•

Occupancy at our A class office buildings continues to experience a material recovery, reaching 97.3% during fiscal year ended on June 31, 2007. Revenues from this segment increase 82.2% amounting Ps. 55.7 million as of June 30, 2007. The acquisitions of AAA class buildings Bouchard Plaza and Dock del Plata and the purchase option of Edificio República (all located in downtown Buenos Aires), together with the commencement of the construction works at Dock IV, will allow the Company to keep on consolidating its leadership in this business segment.

•

Revenues from the hotel segment posted a significant increase of 18.2%, from Ps. 103.8 million during fiscal year ended on June 31, 2006 to Ps. 122.7 million in the fiscal year ended on June 30, 2007. The increase mainly reflects the rise in the average room rates, which improved from Ps. 379 to Ps. 469. In addition, the Company continues the construction of 42 new suites in Hotel Llao Llao, and improvements in hotels in Buenos Aires.

•

During the fiscal year ended on June 30, 2007 the Company acquired two plots of land adjacent to each other, located in neighborhood of Vicente López, in the Province of Buenos Aires, in which the Company plans to develop an important real estate project.

•

Relating to the urbanization project of the 70 hectare plot of land called Santa María del Plata (former Ciudad Deportiva de Boca Juniors), located 10 minutes away from downtown Buenos Aires, such project is in its first phases of its development, through the newly incorporated Company’s subsidiary Solares de Santa María S.A., and it will have a residential and mix use profile, as it will have offices, hotels, shops, nautical and sport clubs, and infrastructure such as schools, supermarkets, parking spaces, etc., having been conceived as a new neighborhood within the city of Buenos Aires.

•

In order to finance investments and developments previously detailed, in February the Company issued Notes due 2017 for a total amount of US$ 150 million at an interest rate of 8.50% payable semi annually, which was 3.5 times over-subscribed demonstrating the strong endorsement given by the investor’s community to the Company’s business plans. In addition, on May, 2007 our subsidiary Alto Palermo issued Notes for a total amount of US$ 170 million.

The board of directors has unanimously decided to continue analyzing future proposals to submit to the shareholders regarding fees, allocation of the fiscal year results, dividend distribution, etc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: July 30, 2007.